
05005828

Rule 12g3-2(b) File No. 82-34825

10.02.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



A.Cenk Göksan
Investor Relations
Department Head



Arbil Öztozlu
Investor Relations
Manager

Enclosures;

31.12.2004 Financial Results
Earnings Release for Year-end 2004



LNDOCS01/383038.1

File No : 82 - 34825

Istanbul, 10 February 2005

AKBANK T.A.S.
Earnings Release
2004 Results (BRSA)

"Real Banking to Provide Better Returns"

Akbank continued to register a strong growth in its loan portfolio of 30% y-o-y. This growth was largely owed to 78% growth in TL loans, which are mostly made up of higher yielding SME and consumer loans. As a result, the share of consumer and SME loans in total loan portfolio reached 58% versus 39% in 2003. This shift towards higher yielding TL loans (which carry an average yield of 35%) from TL securities (yielding an average of 25%) provided the balance sheet with an impressive spread of over 10% in 2004. Net fees and commissions income increased remarkably to TRY 427mn (USD 311mn) and recorded 90% growth y-o-y. Strong growth in credit cards and asset management revenues were some of the main drivers behind this impressive performance.

(USD 1=TRY 1.3697)

- **Securities**

The size of the total securities portfolio dropped 5% y-o-y, while its proportion to total assets shrunk to 44% from 48% y-o-y. Currency composition of the portfolio further shifted towards FX securities, (as more TL securities were converted into loans) now making up 55% of the portfolio versus 50% last year. Meanwhile, the weight of "available-for-sale securities" (mark-to-market gains are recorded under shareholder's equity), constituted 73% of the securities portfolio versus 48% last year.

(TRY million)	TL	FX	Total
Trading securities	173	3,589	3,762
Available for sale-securities	6,281	4,855	11,136
Held-to-Maturity	322	0	322
Equity	18	0	18
Total	**6,794**	**8,444**	**15,238**

- **Loans**

The strong growth in TL loans supported by the Bank's large free capital, lead to better returns for the bank. TL loans surged 78% y-o-y, compared to 61% for the sector. On the other hand, the unfavorable trend in FX loans was reversed and a 10% y-o-y growth was achieved in USD terms. Akbank's loans to assets ratio increased to 37% from 30% in 2003.

	2004	2003	Change
TL loans (TRY million)	7,780	4,368	78%
FX loans (USD million)*	3,767	3,419	10%

*FX loans are stated with the exchange rates effective at respective dates

Despite the rapid loan growth, NPL ratio has been low at 1.55%. Akbank continues to provide full provisioning for its NPLs.


29%
20%
19%
17%
16%
12%
25%
39%
35%
35%
29%
50%
30%
27%
23%
25%
26%
28%
16%
16%
17%
24%
7%
2002
2003
1Q04
2Q04
3Q04
2004
SME
Consumer
Corporate
Project Finance

- **SME Loans**

Commercial loans including working capital, instalment and overdraft credits continued to gain ground as more companies have been undertaking capacity investments and increasing their working capital needs. Benefiting from the readily established branch infrastructure, Akbank's commercial loans portfolio soared 131% in 2004 and reached TRY 3,680mn (USD 2,687mn). This salient performance is mainly owed to the focus given to partnership opportunities with small businesses in such sectors as pharmaceuticals, retailers, white goods, auto dealers and tourism. Commercial loans are also considered as a hook product, which pave the way for further marketing opportunities like credit cards and car loans. Akbank's cross sell ratio in commercial loans is 4.5x and in small business loans 3.1x. Akbank increased the share of its SME loans in its total loan portfolio up to 28% from 16% by the end of 2004.

The 2003 introduced new SME product called "biz.card", which is a cash management tool (smart-card) for payments and collections between the producers, distributors and retailers, reached 41,127. "biz.card" includes 72 major companies such as Coca Cola, Philip Morris, Exxon Mobil, Temsa (Mitsubishi) and Hedef Alliance pharmaceuticals in its system.

- **Consumer Loans**

Akbank's consumer loans (excluding credit cards) soared 39% in a year and reached TRY 2,010mn (USD 1,467mn). This performance is mainly owed to the intense marketing efforts of our sales force and the bank's ability to competitively price these assets. The over 33% average yield on consumer loans as at the end of 2004 provides a hefty 15% spread for the Bank, which is supporting our high profitability.

(Market share)	**2004**	**3Q04**
Consumer loans	15.4%	15.3%
Auto loans	24.2%	23.6%
General-purpose loans	10.1%	10.4%
Mortgage loans	13.2%	12.1%

The numbers represent direct lending to individuals

o Credit cards and Mutual Funds

Thanks to the success of "Axess", number of Akbank's credit cards increased 47% y-o-y and reached 3,088,751. To this respect, our market share grew by more than 3% within a year and reached 14%, in terms of issuing volume. Furthermore, credit card loans reached TRY 1,869mn (USD 1,365mn), increasing 120% y-o-y. The current rollover rate is approximately 51%.

(Market share)	2004	2003
Credit cards (# of cards)*	3,088,751	2,106,380
Credit cards (issuing)**	13.9%	10.6%
Credit card loans	13,6%	11.4%
Mutual funds	15.2%	14.5%

*Including Amex
**Excluding cash advances

Mutual funds reached TRY 3,707mn (USD 2,706mn) in size, indicating a 13% increase versus the sector's 9% y-o-y. Akbank has been very successful in keeping up the performance of its mutual funds in the last three years and has benefited from its strong distribution power. Akbank continues to be the second biggest fund manager in Turkey.

• Deposits and Bonds under Custody

Akbank's lower interest rates on deposits in Q4 were well reflected on its cost structure. Meanwhile, the slippage in TL deposits, which is mostly coming out of saving deposits, was more than compensated by the strong increase in repos, as this instrument provided better returns than deposits in Q4.

(TRY million)	2004	2003	Change
TL deposits	6,694	6,683	-
FX deposits (USD)*	8,929	8,332	7%
Bonds in custody	13,821	12,804	8%
Mutual funds	3,707	3,276	13%
Repo	2,253	686	228%

FX deposits are stated with the exchange rates effective at respective dates

Akbank continued to exploit the shift in investment preferences towards government bonds, which contributes dearly to the trading income. One of the reasons of the shift from deposits has been the high withholding taxes on deposits. The taxes on deposits and other investments will be equalized in 2006. Client's bonds in custody increased 8% y-o-y, indicating 20.2% market share. With this, our market share for total client money including repos, bonds in custody, mutual funds and deposits (excluding bank deposits) constitutes 13% of the market.

- **Income Statement**

Akbank posted TRY 1,021mn (USD 745mn) of net profit, posting a 17.1% ROAE. The main reason for lower ROAE was the fall in capital and trading gains from securities portfolio and the high one-off expenses related to the physical restructuring of some 200 branches in 2004.

(TRY million)	2004	2003*
Net operating income	**2,111**	**2,779**
Income from associates	31	14
Monetary loss	(646)	(471)
Income before tax	**1,497**	**2,322**
Taxes	(476)	(814)
Net income	**1,021**	**1,508**

*2003 figures are restated by the WPI of 2004

High monetary losses due to the high WPI figure of 13.8% also effected the bottom line figure.

- **Fees and Commissions**


Quarterly Net Fee Income (TRY million)
150
130
110
90
70
50
30
10
-10
87
90
105
103
129
4Q03
1Q04
2Q04
3Q04
4Q04

Meanwhile, net fees and commissions income of Akbank reached TRY 427mn (USD 311mn) versus TRY 224mn (USD 138mn), indicating a remarkable 90% y-o-y increase. The significant increase was primarily driven by the growth in fee generating products such as consumer loans, mutual funds and credit cards. Specifically, credit cards commission income peaked as the issuing volume increased faster than the competition. The increase in fee income was also supported by the implementation of fees to a larger product base. Contribution of net fees to the operating income ratio rose to 16.7% from 6.5% y-o-y.

Akbank plans to distribute 50% (corresponding to the highest payout ratio in our current dividend policy) of its 2004 distributable profit as cash dividend to its shareholders who are described in its articles of association. This ratio corresponds to 3.0% dividend yield (TRY 375mn) and TRY 0.25 dividend per TRY 1.00 nominal value of share, for common shareholders.

Akbank will also distribute 20% bonus issue. Bonus issue date will be announced later.

Key Ratios

	31.12.2004	31.12.2003
Interest Earning Assets / Total Assets	91.1%	87.0%
Interest Bearing Liabilities / Total Liabilities	77.4%	79.2%
NPL / Gross Cash Loans	1.55%	1.25%
Allowance for Loan losses / NPL	100.0%	100.0%
Gross Cash loans / Deposits	66.0%	46.2%
Deposits / Total Assets	57.1%	64.8%
Gross Cash Loans / Total Assets	37.6%	29.9%
Liquid Assets* / Total Assets	54.9%	58.2%

	31.12.2004	31.12.2003
NIM	8.3%	10.2%
ROAA	3.0%	4.6%
ROAE	17.1%	30.3%
Net Fees and Commissions / Operating Expense	39.9%	24.0%
Net Fees and Commissions / Operating Income	16.7%	6.5%
Operating Expense / Income	41.8%	27.2%
Operating Expense / Total average Assets	3.1%	2.9%

*Liquid assets include cash, banks and other financial institutions, money market, securities and reserve requirements

Appendices:
BRSA Financial Statements

Further information can be obtained from:

Mr. Cenk Göksan IR Department Head 90 212 280 13 35
Ms. Arbil Öztozlu IR Manager 90 212 279 07 61

investor.relations@akbank.com

This press release is available on the Internet at www.akbank.com where you would also find our latest investor presentation

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2004 AND 31 DECEMBER 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)
(Amounts are expressed in "Billions of TL=Thousands of YTL", in terms of purchasing power of TL at 31 December 2004)

	ASSETS	CURRENT PERIOD (31/12/2004)			PREVIOUS PERIOD (31/12/2003)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**154,367**	**119,885**	**274,252**	**123,425**	**119,831**	**243,256**
1.1	Cash	148,629	-	148,629	123,346	-	123,346
1.2	Foreign Currency	-	117,768	117,768	-	116,480	116,480
1.3	Balances with the Central Bank of Turkey	5,738	33	5,771	79	2,676	2,755
1.4	Other	-	2,084	2,084	-	675	675
II.	**Trading Securities (Net)**	**173,485**	**3,588,762**	**3,762,247**	**1,416,208**	**6,249,179**	**7,665,387**
2.1	Government Debt Securities	173,483	3,573,536	3,747,019	1,416,183	6,230,934	7,647,117
2.1.1	Government Bonds	147,819	3,573,536	3,721,355	1,125,588	6,230,934	7,356,522
2.1.2	Treasury Bills	25,664	-	25,664	290,595	-	290,595
2.1.3	Other	-	-	-	-	-	-
2.2	Share Certificates	2	-	2	25	-	25
2.3	Other Marketable Securities	-	15,226	15,226	-	18,245	18,245
III.	**Banks and Other Financial Institutions**	**17,039**	**1,273,629**	**1,290,668**	**2,308**	**1,055,925**	**1,058,233**
3.1	Due from Banks	17,039	1,273,629	1,290,668	2,308	1,055,925	1,058,233
3.1.1	Domestic Banks	3,039	-	3,039	2,308	-	2,308
3.1.2	Foreign Banks	14,000	1,273,629	1,287,629	-	1,055,925	1,055,925
3.1.3	Foreign Branches	-	-	-	-	-	
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Markets**	-	**429,665**	**429,665**	-	**451,769**	**451,769**
4.1	Interbank Money Market Placements	-	429,665	429,665	-	451,769	451,769
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	**6,298,603**	**4,855,057**	**11,153,660**	**5,857,123**	**1,779,393**	**7,636,516**
5.1	Share Certificates	17,425	72	17,497	13,964	79	14,043
5.2	Other Marketable Securities	6,281,178	4,854,985	11,136,163	5,843,159	1,779,314	7,622,473
VI.	**Loans**	**7,779,672**	**5,159,528**	**12,939,200**	**4,367,986**	**5,555,986**	**9,923,972**
6.1	Short-term	4,988,157	1,082,498	6,070,655	2,630,240	1,076,385	3,706,625
6.2	Medium and Long-term	2,791,515	4,077,030	6,868,545	1,737,746	4,479,601	6,217,347
6.3	Loans under Follow-up	171,227	32,892	204,119	79,769	46,093	125,862
6.4	Specific Provisions (-)	171,227	32,892	204,119	79,769	46,093	125,862
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	**322,382**	-	**322,382**	**734,002**	-	**734,002**
8.1	Government Debt Securities	322,382	-	322,382	734,002	-	734,002
8.1.1	Government Bonds	322,382	-	322,382	734,002	-	734,002
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	**87,988**	**99,448**	**187,436**	**112,574**	**108,457**	**221,031**
9.1	Financial Investments and Associates	87,988	99,448	187,436	84,902	108,457	193,359
9.2	Non-financial Investments and Associates	-	-	-	27,672	-	27,672
X.	**Subsidiaries (Net)**	**111,772**	**93,481**	**205,253**	**111,772**	**101,620**	**213,392**
10.1	Financial Subsidiaries	111,772	93,481	205,253	111,772	101,620	213,392
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (Net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**699,986**	**1,225,572**	**1,925,558**	**500,478**	**1,236,828**	**1,737,306**
XIV.	**Miscellaneous Receivables**	**20,341**	**906**	**21,247**	**43,464**	**519**	**43,983**
XV.	**Accrued Interest and Income Receivable**	**1,160,419**	**514,064**	**1,674,483**	**2,359,093**	**557,710**	**2,916,803**
15.1	Loans	149,573	52,040	201,613	147,994	47,400	195,394
15.2	Marketable Securities	995,679	255,989	1,251,668	2,193,119	288,545	2,481,664
15.3	Other	15,167	206,035	221,202	17,980	221,765	239,745
XVI.	**Property and Equipment (Net)**	**653,163**	**7,154**	**660,317**	**653,307**	**7,292**	**660,599**
16.1	Book Value	1,089,202	8,680	1,097,882	1,028,587	8,862	1,037,449
16.2	Accumulated Depreciation (-)	436,039	1,526	437,565	375,280	1,570	376,850
XVII.	**Intangible Assets (Net)**	**24,830**	-	**24,830**	**21,900**	-	**21,900**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	50,866	-	50,866	40,742	-	40,742
17.3	Accumulated Amortisation (-)	26,036	-	26,036	18,842	-	18,842
XVIII.	**Other Assets**	**33,479**	**8,735**	**42,214**	**22,092**	**14,709**	**36,801**
	TOTAL ASSETS	**17,537,526**	**17,375,886**	**34,913,412**	**16,325,732**	**17,239,218**	**33,564,950**

File No : 82 - 34825

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2004 AND 31 DECEMBER 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)
(Amounts are expressed in "Billions of TL=Thousands of YTL", in terms of purchasing power of TL at 31 December 2004)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (31/12/2004)			PREVIOUS PERIOD (31/12/2003)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**6,749,021**	**13,169,404**	**19,918,425**	**6,824,084**	**14,923,046**	**21,747,130**
1.1	Bank Deposits	54,571	938,996	993,567	140,737	1,382,547	1,523,284
1.2	Saving Deposits	5,336,319	-	5,336,319	5,041,591	-	5,041,591
1.3	Public Sector Deposits	8,802	-	8,802	15,352	-	15,352
1.4	Commercial Deposits	1,185,017	-	1,185,017	1,378,591	-	1,378,591
1.5	Other Institutions Deposits	164,312	-	164,312	247,813	-	247,813
1.6	Foreign Currency Deposits	-	12,230,408	12,230,408	-	13,540,499	13,540,499
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Markets**	**2,102,358**	**170,956**	**2,273,314**	**686,337**	**-**	**686,337**
2.1	Funds from Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market	20,787	-	20,787	-	-	-
2.3	Funds Provided Under Repurchase Agreements	2,081,571	170,956	2,252,527	686,337	-	686,337
III.	**Funds Borrowed**	**61,867**	**4,782,868**	**4,844,735**	**37,925**	**4,114,820**	**4,152,745**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	61,867	4,782,868	4,844,735	37,925	4,114,820	4,152,745
3.2.1	Domestic Banks and Institutions	61,867	21,510	83,377	37,925	16,075	54,000
3.2.2	Foreign Banks, Institutions, and Funds	-	4,761,358	4,761,358	-	4,098,745	4,098,745
IV.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**666,665**	**30,286**	**696,951**	**72,846**	**46,779**	**119,625**
VII.	**Other Liabilities**	**177,036**	**106,585**	**283,621**	**15,328**	**190,334**	**205,662**
VIII.	**Taxes and Other Duties Payable**	**66,701**	**79**	**66,780**	**59,898**	**563**	**60,461**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	**-**	**5,496**	**5,496**	**441**	**11,636**	**12,077**
10.1	Gross Financial Lease Payables	-	5,971	5,971	441	13,211	13,652
10.2	Deferred Financial Lease Expenses (-)	-	475	475	-	1,575	1,575
XI.	**Accrued Interest and Expenses Payable**	**184,922**	**86,087**	**271,009**	**198,508**	**83,799**	**282,307**
11.1	Deposits	90,830	35,827	126,657	113,897	47,087	160,984
11.2	Borrowings	2,581	26,537	29,118	2,370	21,430	23,800
11.3	Repurchase Agreements	1,084	1,674	2,758	590	-	590
11.4	Other	90,427	22,049	112,476	81,651	15,282	96,933
XII.	**Provisions**	**318,954**	**2,358**	**321,312**	**545,477**	**7,330**	**552,807**
12.1	General Loan Loss Provision	76,592	-	76,592	59,253	-	59,253
12.2	Reserve for Employment Termination Benefits	13,765	-	13,765	12,975	-	12,975
12.3	Provision for Income Taxes	132,096	-	132,096	298,361	-	298,361
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	96,501	2,358	98,859	174,888	7,330	182,218
XIII.	**Subordinated Loans**	**-**	**4,778**	**4,778**	**-**	**5,193**	**5,193**
XIV.	**Shareholders' Equity**	**6,226,792**	**199**	**6,226,991**	**5,734,337**	**6,269**	**5,740,606**
14.1	Paid-in Capital	1,500,000	-	1,500,000	1,200,000	-	1,200,000
14.2	Capital Reserves	2,631,527	199	2,631,726	2,698,006	6,269	2,704,275
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	74,320	199	74,519	158,607	6,269	164,876
14.2.4	Revaluation Fund	5,314	-	5,314	-	-	-
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	-	-	-	-	-	-
14.2.7	Paid-in Caiptal Restatement Adjustment	2,551,893	-	2,551,893	2,539,399	-	2,539,399
14.3	Profit Reserves	1,074,737	-	1,074,737	328,490	-	328,490
14.3.1	Legal Reserves	160,977	-	160,977	47,416	-	47,416
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	913,760	-	913,760	281,074	-	281,074
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	1,020,528	-	1,020,528	1,507,841	-	1,507,841
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)	1,020,528	-	1,020,528	1,507,841	-	1,507,841
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**16,554,316**	**18,359,096**	**34,913,412**	**14,175,181**	**19,389,769**	**33,564,950**

File No : 82 - 34825

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)
(Amounts are expressed in "Billions of TL=Thousands of YTL", in terms of purchasing power of TL at 31 December 2004)

	INCOME and EXPENSES	CURRENT PERIOD (31/12/2004)	PREVIOUS PERIOD (31/12/2003)
I.	**Interest Income**	**4,412,601**	**5,183,859**
1.1	Interest on Loans	1,924,089	1,111,705
1.1.1	Interest on TL Loans	1,698,523	865,146
1.1.1.1	Short-term Loans	1,091,790	630,031
1.1.1.2	Medium and Long-term Loans	606,733	235,115
1.1.2	Interest on Foreign Currency Loans	208,370	230,489
1.1.2.1	Short-term Loans	37,412	55,462
1.1.2.2	Medium and Long-term Loans	170,958	175,027
1.1.3	Interest on Loans Under Follow-up	17,196	16,070
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	68,046	82,345
1.3	Interest Received from Banks	19,907	21,841
1.3.1	The Central Bank of Turkey	18	7
1.3.2	Domestic Banks	5,126	4,773
1.3.3	Foreign Banks	14,763	17,061
1.4	Interest Received from Money Market Transactions	40,017	320,842
1.5	Interest Received from Marketable Securities Portfolio	2,359,504	3,643,339
1.5.1	Trading Securities	724,039	2,385,614
1.5.2	Available-for-sale Securities	1,560,660	1,182,533
1.5.3	Held-to-maturity Securities	74,805	75,192
1.6	Other Interest Income	1,038	3,787
II.	**Interest Expense**	**1,873,642**	**2,277,728**
2.1	Interest on Deposits	1,586,044	1,958,719
2.1.1	Interbank Deposits	38,885	34,310
2.1.2	Saving Deposits	1,104,338	1,373,824
2.1.3	Public Sector Deposits	122	136
2.1.4	Commercial Deposits	54,778	69,111
2.1.5	Other Institutions Deposits	105,590	149,552
2.1.6	Foreign Currency Deposits	282,331	331,786
2.1.7	Gold Vault	-	-
2.2	Interest on Money Market Transactions	164,585	208,236
2.3	Interest on Funds Borrowed	120,147	106,277
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	10,363	10,396
2.3.3	Foreign Banks	97,663	82,430
2.3.4	Foreign Branches	-	-
2.3.5	Other Financial Institutions	12,121	13,451
2.4	Interest on Securities Issued	-	-
2.5	Other Interest Expenses	2,866	4,496
III.	**Net Interest Income (I-II)**	**2,538,959**	**2,906,131**
IV.	**Net Fees and Commissions Income**	**426,569**	**224,299**
4.1	Fees and Commissions Received	656,247	477,541
4.1.1	Cash Loans	98,304	79,809
4.1.2	Non-cash Loans	26,654	23,452
4.1.3	Other	531,289	374,280
4.2	Fees and Commissions Paid	229,678	253,242
4.2.1	Cash Loans	33,841	32,296
4.2.2	Non-cash Loans	470	174
4.2.3	Other	195,367	220,772
V.	**Dividend Income**	**2,621**	**2,769**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	2,621	2,769
VI.	**Net Trading Income / (Loss)**	**328,970**	**1,031,958**
6.1	Trading Gains (net)	299,530	602,180
6.1.1	Trading Gains	355,058	626,312
6.1.1.1	Derivative Instrument Gains	28,590	33,466
6.1.1.2	Other	326,468	592,846
6.1.2	Trading Losses (-)	55,528	24,132
6.1.2.1	Derivative Instrument Losses (-)	4,384	2,730
6.1.2.2	Other	51,144	21,402
6.2	Foreign Exchange Gains or (Losses) (net)	29,440	429,778
6.2.1	Foreign Exchange Gains	3,515,225	8,482,579
6.2.2	Foreign Exchange Losses (-)	3,485,785	8,052,801
VII.	**Other Operating Income**	**155,196**	**96,223**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**3,452,315**	**4,261,380**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**192,538**	**149,635**
X.	**Other Operating Expenses (-)**	**1,148,570**	**1,332,423**
XI.	**Net Operating Income (VIII-IX-X)**	**2,111,207**	**2,779,322**
XII.	**Income from Investments and Associates**	**31,307**	**13,887**
XIII.	**Income / (Loss) on Net Monetary Position**	**(645,962)**	**(471,232)**
XIV.	**Income Before Taxation (XI+XII+XIII)**	**1,496,552**	**2,321,977**
XV.	**Provision for Taxation on Income (-)**	**476,024**	**814,136**
XVI.	**Net Income / (Loss) Before Extraordinary Items**	**1,020,528**	**1,507,841**
XVII.	**Extraordinary Income / (Loss) Net of Taxation**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxes on Extraordinary Income (-)	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**1,020,528**	**1,507,841**
	Earnings / (Loss) per share in TL full	680	1,005

File No : 82 - 34825

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2004 AND 31 DECEMBER 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in TL, adjusted for the effects of inflation in TL, pursuant to BRSA standards. For convenience purposes TL amounts were translated into USD by using relevant TL/USD exchange rates.)

	ASSETS	(31/12/2004)			(31/12/2003)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**113**	**88**	**201**	**76**	**74**	**150**
1.1	Cash	109	-	109	76	-	76
1.2	Foreign Currency	-	86	86	-	72	72
1.3	Central Bank of Turkey	4	-	4	-	2	2
1.4	Other	-	2	2	-	-	-
II.	**Trading Securities (Net)**	**127**	**2,620**	**2,747**	**872**	**3,845**	**4,717**
2.1	Government Debt Securities	127	2,609	2,736	872	3,834	4,706
2.1.1	Government Bonds	108	2,609	2,717	693	3,834	4,527
2.1.2	Treasury Bills	19	-	19	179	-	179
2.1.3	Other Debt Securities	-	-	-	-	-	-
2.2	Share Certificates	-	-	-	-	-	-
2.3	Other Marketable Securities	-	11	11	-	11	11
III.	**Banks and Other Financial Institutions**	**12**	**930**	**942**	**1**	**650**	**651**
3.1	Banks	12	930	942	1	650	651
3.1.1	Domestic Banks	2	-	2	1	-	1
3.1.2	Foreign Banks	10	930	940	-	650	650
3.1.3	Foreign Branches	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	-	**314**	**314**	-	**278**	**278**
4.1	Interbank Money Market	-	314	314	-	278	278
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (net)**	**4,599**	**3,545**	**8,144**	**3,605**	**1,095**	**4,700**
5.1	Share Certificates	13	-	13	9	-	9
5.2	Other Marketable Securities	4,586	3,545	8,131	3,596	1,095	4,691
VI.	**Loans**	**5,680**	**3,767**	**9,447**	**2,688**	**3,419**	**6,107**
6.1	Short-term	3,642	790	4,432	1,619	662	2,281
6.2	Medium and Long-term	2,038	2,977	5,015	1,069	2,757	3,826
6.3	Loans under follow-up	125	24	149	49	28	77
6.4	Allowances (-)	125	24	149	49	28	77
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	**235**	-	**235**	**452**	-	**452**
8.1	Government Debt Securities	235	-	235	452	-	452
8.1.1	Government Bonds	235	-	235	452	-	452
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	**64**	**73**	**137**	**69**	**67**	**136**
9.1	Financial Investments and Associates	64	73	137	52	67	119
9.2	Non-financial Investments and Associates	-	-	-	17	-	17
X.	**Subsidiaries (net)**	**82**	**68**	**150**	**69**	**63**	**132**
10.1	Financial Subsidiaries	82	68	150	69	63	132
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Other Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**511**	**895**	**1,406**	**308**	**761**	**1,069**
XIV.	**Miscellaneous Receivables**	**15**	**1**	**16**	**27**	-	**27**
XV.	**Accrued Interest and Income Receivable**	**847**	**375**	**1,222**	**1,452**	**343**	**1,795**
15.1	Loans	109	38	147	91	29	120
15.2	Marketable Securities	727	187	914	1,350	178	1,528
15.3	Other	11	150	161	11	136	147
XVI.	**Property and Equipment**	**477**	**5**	**482**	**402**	**4**	**406**
16.1	Book Value	795	6	801	633	5	638
16.2	Accumulated Depreciation (-)	318	1	319	231	1	232
XVII.	**Intangibles (Net)**	**18**	-	**18**	**13**	-	**13**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	37	-	37	25	-	25
17.3	Accumulated Amortisation (-)	19	-	19	12	-	12
XVIII.	**Other Assets**	**24**	**5**	**29**	**12**	**9**	**21**
	TOTAL ASSETS	**12,804**	**12,686**	**25,490**	**10,046**	**10,608**	**20,654**

File No : 82 - 34825

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2004 AND 31 DECEMBER 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in TL, adjusted for the effects of inflation in TL, pursuant to BRSA standards. For convenience purposes TL amounts were translated into USD by using relevant TL/USD exchange rates.)

	LIABILITIES and SHAREHOLDERS' EQUITY	(31/12/2004)			(31/12/2003)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**4,927**	**9,615**	**14,542**	**4,198**	**9,183**	**13,381**
1.1	Interbank Deposits	40	686	726	87	851	938
1.2	Saving Deposits	3,896	-	3,896	3,102	-	3,102
1.3	Public Sector Deposits	6	-	6	9	-	9
1.4	Commercial Deposits	865	-	865	848	-	848
1.5	Other Institutions Deposits	120	-	120	152	-	152
1.6	Foreign Currency Deposits	-	8,929	8,929	-	8,332	8,332
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	**1,535**	**125**	**1,660**	**422**	**-**	**422**
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	15	-	15	-	-	-
2.3	Funds Deposited Under Repurchase Agreements	1,520	125	1,645	422	-	422
III.	**Funds Borrowed**	**45**	**3,492**	**3,537**	**23**	**2,532**	**2,555**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	45	3,492	3,537	23	2,532	2,555
3.2.1	Domestic Banks and Institutions	45	16	61	23	10	33
3.2.2	Foreign Banks, Institutions, and Funds	-	3,476	3,476	-	2,522	2,522
IV.	**Marketable Securities Issued (net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**487**	**23**	**510**	**48**	**29**	**77**
VII.	**Other Liabilities**	**129**	**78**	**207**	**9**	**18**	**27**
VIII.	**Taxes and Other Duties Payable**	**49**	**-**	**49**	**37**	**-**	**37**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Leasing Payables (net)**	**-**	**4**	**4**	**-**	**7**	**7**
10.1	Leasing Payables	-	4	4	-	8	8
10.2	Deferred Leasing Expenses (-)	-	-	-	-	1	1
XI.	**Accrued Interest and Expenses Payable**	**135**	**62**	**197**	**121**	**150**	**271**
11.1	Deposits	66	26	92	70	29	99
11.2	Borrowings	2	19	21	1	13	14
11.3	Repurchase Agreements	1	1	2	-	-	-
11.4	Other	66	16	82	50	108	158
XII.	**Provisions**	**232**	**2**	**234**	**336**	**5**	**341**
12.1	General Loan Loss Provision	56	-	56	36	-	36
12.2	Reserve for Employment Termination Benefits	10	-	10	8	-	8
12.3	Provision for Income Taxes	96	-	96	184	-	184
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	70	2	72	108	5	113
XIII.	**Subordinated Loans**	**-**	**3**	**3**	**-**	**3**	**3**
XIV.	**Shareholders' Equity**	**4,547**	**-**	**4,547**	**3,529**	**4**	**3,533**
14.1	Paid-in Capital	1,095	-	1,095	841	-	841
14.2	Capital Reserves	1,922	-	1,922	1,558	4	1,562
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	54	-	54	98	4	102
14.2.4	Revaluation Fund	4	-	4	-	-	-
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	-	-	-	-	-	-
14.2.7	Paid-in Caiptal Restatement Adjustment	1,864	-	1,864	1,460	-	1,460
14.3	Profit Reserves	785	-	785	202	-	202
14.3.1	Legal Reserves	118	-	118	29	-	29
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	667	-	667	173	-	173
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	745	-	745	928	-	928
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	745	-	745	928	-	928
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**12,086**	**13,404**	**25,490**	**8,723**	**11,931**	**20,654**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003
ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

File No : 82 - 34825

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in TL, adjusted for the effects of inflation in TL, pursuant to BRSA standards. For convenience purposes TL amounts were translated into USD by using relevant TL/USD exchange rates.)

	INCOME and EXPENSES	(31/12/2004)	(31/12/2003)
I.	**Interest Income**	**3,223**	**3,190**
1.1	Interest on Loans	1,405	685
1.1.1	Interest on TL Loans	1,240	533
1.1.1.1	Short-term Loans	797	388
1.1.1.2	Medium and Long-term Loans	443	145
1.1.2	Interest on Foreign Currency Loans	152	142
1.1.2.1	Short-term Loans	27	34
1.1.2.2	Medium and Long-term Loans	125	108
1.1.3	Interest on Loans Under Follow-up	13	10
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	50	51
1.3	Interest Received from Banks	15	13
1.3.1	The Central Bank of Turkey	-	-
1.3.2	Domestic Banks	4	3
1.3.3	Foreign Banks	11	10
1.4	Interest Received from Interbank Transactions	29	197
1.5	Interest Received from Marketable Securities Portfolio	1,723	2,242
1.5.1	Trading Securities	529	1,468
1.5.2	Available-for-sale Securities	1,139	728
1.5.3	Held-to-maturity Securities	55	46
1.6	Other Interest Income	1	2
II.	**Interest Expense**	**1,367**	**1,401**
2.1	Interest on Deposits	1,157	1,205
2.1.1	Interbank Deposits	28	21
2.1.2	Savings Deposits	806	845
2.1.3	Public Sector Deposits	-	-
2.1.4	Commercial Deposits	40	43
2.1.5	Other Institutions Deposits	77	92
2.1.6	Forign Currency Deposits	206	204
2.1.7	Gold Vault	-	-
2.2	Interest on Interbank Transactions	120	128
2.3	Interest on Funds Borrowed	88	65
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	8	6
2.3.3	Foreign Banks	71	51
2.3.4	Foreign Branches	-	-
2.3.4	Other Financial Institutions	9	8
2.4	Interest on Bonds Issued	-	-
2.5	Other Interest Expenses	2	3
III.	**Net Interest Income (I-II)**	**1,856**	**1,789**
IV.	**Net Fees and Commissions Income**	**311**	**137**
4.1	Fees and Commissions Received	479	293
4.1.1	Cash Loans	72	49
4.1.2	Non-cash Loans	19	14
4.1.3	Other	388	230
4.2	Fees and Commissions Paid	168	156
4.2.1	Cash Loans	25	20
4.2.2	Non-cash Loans	-	-
4.2.3	Other	143	136
V.	**Dividend Income**	**2**	**2**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	2	2
VI.	**Net Trading Income / (Loss)**	**240**	**636**
6.1	Trading Gains (net)	219	371
6.1.1	Trading Gains	259	386
6.1.1.1	Derivative Instrument Gains	21	21
6.1.1.2	Other	238	365
6.1.2	Trading Losses (-)	40	15
6.1.2.1	Derivative Instrument Losses (-)	3	2
6.1.2.2	Other	37	13
6.2	Foreign Exchange Gains or (Losses) (net)	21	265
6.2.1	Foreign Exchange Gains	2,566	5,220
6.2.2	Foreign Exchange Losses (-)	2,545	4,955
VII.	**Other Operating Income**	**113**	**59**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**2,522**	**2,623**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**141**	**92**
X.	**Other Operating Expenses (-)**	**839**	**820**
XI.	**Net Operating Income (VIII-IX-X)**	**1,542**	**1,711**
XII.	**Income from Investments and Associates**	**23**	**9**
XIII.	**Income / (Loss) on Net Monetary Position**	**(472)**	**(291)**
XIV.	**Income Before Taxation (XI+XII+XIII)**	**1,093**	**1,429**
XV.	**Provision for Taxation on Income (-)**	**348**	**501**
XVI.	**Net Income / (Loss) Before Extraordinary Items**	**745**	**928**
XVII.	**Extraordinary Income / (Loss) Net of Taxation**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxation on Extraordinary Income (-)	-	-
XVIII.	NET INCOME / (LOSS) (XVI+XVII)	745	928